Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No 25 Gaoxin Road
Xi’an 71005 Shaanxi Province, China

March 9, 2011

Staci Shannon
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	Huifeng Bio-Pharmaceutical Technology Inc.
Item 4.02 Form 8-K
Filed February 17, 2011
File No. 000-32253

Dear Mr. Shannon:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Huifeng Bio-Pharmaceutical Technology Inc. (the “Company”) dated February 23, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 4.02

Staff Comment 1.   Please amend your filing to disclose when you plan to file restated financial statements for the fiscal year ended December 31, 2009 and the first quarters of 2010.

Response:

We plan to file restated financial statements for the fiscal year ended December 31, 2009 and the three fiscal quarters of 2010 on or before April 15, 2011. We amended our Current Report on Form 8-K filed with the Commission on February 17, 2011 to disclose the date that we will file our restated financial statements.

Staci Shannon
Staff Accountant
Securities and Exchange Commission
March 9, 2011

Staff Comment 2.  You disclose that management has been assessing the effectiveness of your internal controls over financial reporting and disclosure controls and that based on this assessment, you expect to report a material weakness in your internal controls over financial reporting, and, therefore, conclude that internal controls over financial reporting as of September 30, 2010 are not effective. Please amend your filing to disclose why your assessment of internal controls over financial reporting is as of September 30, 2010 and not as of December 31, 2009, which is the initial date as of which you plan to restate your financial statements.

Response:

We expect to report that our internal controls over financial reporting were not operating effectively as of December 31, 2009 which caused the material errors that led to this restatement. We will amend the 8-K to report a material weakness in our internal controls over financial reporting as of December 31, 2009.

Staff Comment 3.   Please amend your filing to disclose whether you have also reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your Form 10-K for the Fiscal Year Ended December 31, 2009 and Forms 10-Q for the Quarterly periods Ended March 31, June 30, and September 30, 2010 regarding your disclosure controls and procedures, in light of the material errors that you have described.

Response:

We expect that in our Annual Report on Form 10-K/A for the Fiscal Year Ended December 31, 2009 and Quarterly Reports on Form 10-Q/A for the Quarterly Periods Ended March 31, June 30, and September 30, 2010 we will disclose that we had a material weakness in our internal controls over financial reporting and conclude that our internal controls over financial reporting were not operating effectively for the periods.  We will amend our 8-K to disclose that we have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of our previous assertions in these filings.

Staci Shannon
Staff Accountant
Securities and Exchange Commission
March 9, 2011

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande Rozynko of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely,

/s/ Jing’An Wang
Jing’An Wang

Enclosures

CC:	Alisande Rozynko
The Crone Law Group